

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Daniel Widmaier
Chief Executive Officer
Bolt Projects Holdings, Inc.
650 Town Center Drive
20th Floor
Costa Mesa, CA 92626

> **Re: Bolt Projects Holdings, Inc.**
> **Registration Statement of Form S-1**
> **Filed September 26, 2025**
> **File No. 333-290557**

Dear Daniel Widmaier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Drew Capurro